SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                               LoyaltyPoint, Inc.
                  ----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                  ----------------------------------------------------
                         (Title of Class of Securities)

                                    54908P104
                  ----------------------------------------------------
                                 (CUSIP Number)

                               Paul Robinson, Jr.
                          3100 Five Forks Trickum Road
                                    Suite 401
                             Lilburn, Georgia 30047
                                 (770) 736-9383
                  ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2004
                  ----------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  54908P104                 13D                      Page 2 of 11 Pages

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1) Names of Reporting Persons.
   I.R.S. Identification Nos. of Above Persons (entities only)

         Paul Robinson, Jr.
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [x]
                                                                 (b)  [ ]
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3) SEC Use Only (See Instructions)


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4) Source of Funds (See Instructions)

         OO - The shares were acquired in connection with the merger of BarPoint Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of BarPoint.com, Inc., and FUNDever, Inc., a Delaware corporation, the effective date of which was February 18, 2004.

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [_]

         Not Applicable

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6)       Citizenship or Place of Organization

         United States

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                                    7)      Sole Voting Power
                                               6,984,710
Number of                           -------------------------------------------
Shares Beneficially                 8)      Shared Voting Power
Owned by Each
Reporting Person                    -------------------------------------------
With                                9)      Sole Dispositive Power
                                              6,984,710
                                    -------------------------------------------
                                    10)     Shared Dispositive Power
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CUSIP No.  54908P104                 13D                      Page 3 of 11 Pages

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11)      Aggregate Amount Beneficially Owned by each Reporting Person
         6,984,710

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   [ ]

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13)      Percent of Class Represented by Amount in Row (11)

         7.3%(1)

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14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

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1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Robert A. Scellato

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [x]
                                                                 (b)  [ ]

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3) SEC Use Only (See Instructions)


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4) Source of Funds (See Instructions)

         OO - The shares were acquired in connection with the merger of BarPoint Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of BarPoint.com, Inc., and FUNDever, Inc., a Delaware corporation, the effective date of which was February 18, 2004.

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)   [_]

         Not Applicable

-------------------
(1) Based upon the total voting power of both common stock and the Series A preferred stock which vote together as one class.

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CUSIP No.  54908P104                 13D                      Page 4 of 11 Pages

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6)       Citizenship or Place of Organization

         United States

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                                    7)      Sole Voting Power
                                               21,381,825
Number of                           -------------------------------------------
Shares Beneficially                 8)      Shared Voting Power
Owned by Each
Reporting Person                    -------------------------------------------
With                                9)      Sole Dispositive Power
                                              21,381,825
                                    -------------------------------------------
                                    10)     Shared Dispositive Power

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11)      Aggregate Amount Beneficially Owned by each Reporting Person
         21,381,825

-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   [ ]

-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         22.4% (2)
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14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

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1) Names of Reporting Persons.
   I.R.S. Identification Nos. of Above Persons (entities only)

         Stephen Avalone

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                    (a)  [x]
                                    (b)  [ ]
-------------------
(2) Based upon the total voting power of both common stock and the Series A preferred stock which vote together as one class.

CUSIP No.  54908P104                 13D                      Page 5 of 11 Pages

-------------------------------------------------------------------------------
3)       SEC Use Only (See Instructions)


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4)       Source of Funds (See Instructions)

         OO - The shares were acquired in connection with the merger of BarPoint Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of BarPoint.com, Inc., and FUNDever, Inc., a Delaware corporation, the effective date of which was February 18, 2004.

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)   [_]

         Not Applicable

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States

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                                    7)      Sole Voting Power
                                               6,559,281
Number of                           -------------------------------------------
Shares Beneficially                 8)      Shared Voting Power
Owned by Each
Reporting Person                    -------------------------------------------
With                                9)      Sole Dispositive Power
                                              6,559,281
                                    -------------------------------------------
                                    10)     Shared Dispositive Power

-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by each Reporting Person
         6,559,281

-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [ ]

CUSIP No.  54908P104                 13D                      Page 6 of 11 Pages

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13)      Percent of Class Represented by Amount in Row (11)

         6.9%(3)
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14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

-------------------------------------------------------------------------------
1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         G.P. Michael Freeman
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                          (a)  [x]
                                          (b)  [ ]
-------------------------------------------------------------------------------
3) SEC Use Only (See Instructions)


-------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

         OO - The shares were acquired in connection with the merger of BarPoint Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of BarPoint.com, Inc., and FUNDever, Inc., a Delaware corporation, the effective date of which was February 18, 2004.

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)  [_]

         Not Applicable

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
                                    7)      Sole Voting Power
                                               5,855,263
Number of                           -------------------------------------------
Shares Beneficially                 8)      Shared Voting Power
Owned by Each
Reporting Person                    -------------------------------------------
With                                9)      Sole Dispositive Power
                                              5,855,263
                                    -------------------------------------------
                                    10)     Shared Dispositive Power


-------------------
(3) Based upon the total voting power of both common stock and the Series A preferred stock which vote together as one class.

CUSIP No.  54908P104                 13D                      Page 7 of 11 Pages

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11)      Aggregate Amount Beneficially Owned by each Reporting Person
         5,855,263

-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   [ ]

-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         6.1%(4)

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14) Type of Reporting Person (See Instructions)

         IN -- Individual.

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ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share, of LoyaltyPoint, Inc., a Delaware corporation, with its principal executive offices at 3100 Five Forks Trickum Road, Suite 401, Lilburn, Georgia 30047.

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ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Paul Robinson, Jr.
         (b) Business address: 3100 Five Forks Trickum Road, Suite 401, Lilburn, Georgia 30047.
         (c) Occupation: Chief Executive Officer and Treasurer of LoyaltyPoint, Inc.
         (d)      No.
         (e)      No.
         (f)      United States

-------------------
(4) Based upon the total voting power of both common stock and the Series A preferred stock which vote together as one class.

CUSIP No.  54908P104                 13D                      Page 8 of 11 Pages

         (a)      Robert A. Scellato
         (b)      Business address: 4730 North 500 West, Bargersville, Indiana
                  46106
         (c) Occupation: Private investor and self-employed through Scellato Farms, LLC, which operates a farm in Indiana.
         (d)      No.
         (e)      No.
         (f)      United States

         (a)      Stephen Avalone
         (b) Business address: 3100 Five Forks Trickum Road, Suite 401, Lilburn, Georgia 30047.
         (c) Occupation: Chief Marketing Officer and Secretary of LoyaltyPoint, Inc.
         (d)      No.
         (e)      No.
         (f)      United States

         (a)      G.P. Michael Freeman
         (b) Business address: 3100 Five Forks Trickum Road, Suite 401, Lilburn, Georgia 30047.
         (c)      Occupation: President of LoyaltyPoint, Inc.
         (d)      No.
         (e)      No.
         (f)      United States

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 18, 2004, Paul Robinson, Jr., Robert A. Scellato, Stephen Avalone, and G.P. Michael Freeman acquired their shares of common stock of BarPoint.com, Inc. (n/k/a LoyaltyPoint, Inc.) from BarPoint.com, Inc. in connection with the merger of BarPoint Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of BarPoint.com, Inc., and FUNDever, Inc., a Delaware corporation, in which their shares of FUNDever, Inc. were converted into shares of BarPoint.com, Inc. On April 20, 2004 BarPoint.com, Inc. changed its name to LoyaltyPoint, Inc.

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ITEM 4.  PURPOSE OF TRANSACTION.

All LoyaltyPoint, Inc. shares of common stock owned by Paul Robinson, Jr., Robert A. Scellato, Stephen Avalone, and G.P. Michael Freeman have been acquired for investment purposes and with a view to controlling the issuer.

         (a)      None.
         (b)      None.
         (c)      None.
         (d) In connection with the merger, Paul Robinson, Jr., was appointed to the board of directors of BarPoint.com, Inc. (n/k/a LoyaltyPoint, Inc.) on February 18, 2004. Leigh M. Rothschild was the sole remaining director from BarPoint.com, Inc.'s (n/k/a LoyaltyPoint, Inc.) board of directors prior to the merger. Additionally, Robert A. Scellato and Stephen Avalone were appointed to the board of directors effective April 11, 2004. The board of directors agreed to appoint two non-employee members to the board of directors in the near future.
         (e)      None.
         (f)      None.
         (g)      None.
         (h)      None.
         (i)      None.
         (j)      None.

CUSIP No.  54908P104                 13D                      Page 9 of 11 Pages

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Paul Robinson, Jr.'s interest consists of 6,984,710 shares of common stock, or 7.3% of the outstanding voting power of the outstanding common stock and Series A preferred stock which vote together as one class.
         (b) Paul Robinson, Jr. has the sole power to vote and dispose of 6,984,710 shares of common stock.
         (c)      None.
         (d)      None.
         (e)      Not applicable.


         (a) Robert A. Scellato's interest consists of 21,381,825 shares of common stock, or 22.4% of outstanding voting power of the outstanding common stock and Series A preferred stock which vote together as one class.
         (b) Robert A. Scellato has the sole power to vote and dispose of 21,381,825 shares of common stock.
         (c)      None.
         (d)      None.
         (e)      Not applicable.


         (a) Stephen Avalone's interest consists of 6,559,281 shares of common stock, or 6.9% of the outstanding voting power of the outstanding common stock and Series A preferred stock which vote together as one class.
         (b) Stephen Avalone has the sole power to vote and dispose of 6,559,281 shares of common stock.
         (c)      None.
         (d)      None.
         (e)      Not applicable.

         (a) G.P. Michael Freeman's interest consists of 5,855,263 shares of common stock, or 6.1% of the outstanding voting power of the outstanding common stock and Series A preferred stock which vote together as one class.
         (b) G.P. Michael Freeman has the sole power to vote and dispose of 5,855,263 shares of common stock.
         (c)      None.
         (d)      None.
         (e)      Not applicable.

CUSIP No.  54908P104                 13D                     Page 10 of 11 Pages

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

Each of the reporting persons specified in Item 2 herein ("Reporting Persons") hereby disclaims any beneficial interest, including, but not limited to, any pecuniary interest in, and any interest in the voting or investment power of, the shares of common stock of LoyaltyPoint, Inc. held by each of the other Reporting Persons. This Schedule 13D is being filed by the Reporting Persons as they believe that in the future the Reporting Persons may agree to vote their common stock of LoyaltyPoint, Inc. together as a group.

The execution and submission of this Schedule 13D by the Reporting Persons shall not be construed as a statement or admission that the Reporting Persons (i) are acting or have agreed to act as a group, (ii) collectively constitute a "person" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), or (iii) for the purposes of Section 13(d) of the Act are the beneficial owners of any shares other than the shares in which each Reporting Person is specifically identified in this Schedule 13D to have a beneficial interest (i.e., their own individual stockholdings).

The Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 1 regarding the joint filing of this Schedule 13D. Except as otherwise disclosed in this Schedule 13D and the Joint Filing Agreement, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons and between any and/or all of the Reporting Persons and any other person with respect to any securities of BarPoint.com, Inc., including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement dated June 1, 2004, by and among Paul Robinson, Jr., Robert A. Scellato, Stephen Avalone, and G.P. Michael Freeman.

CUSIP No.  54908P104                 13D                     Page 11 of 11 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  June 1, 2004

                          /s/ Paul Robinson, Jr.
                          ----------------------------------------
                          Signature Paul Robinson, Jr.


                          /s/ Robert A. Scellato
                          ----------------------------------------
                          Signature Robert A. Scellato


                          /s/ Stephen Avalone
                          ----------------------------------------
                          Signature  Stephen Avalone


                          /s/ G.P. Michael Freeman
                          ----------------------------------------
                          Signature G.P. Michael Freeman


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).